

January 30, 2015

<u>Via E-mail</u>
Mr. Matthew M. Walsh
Executive Vice President and Chief Financial Officer
Catalent, Inc.
14 School House Road
Somerset, NJ 08873

**Re: Catalent, Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2014
            Filed September 8, 2014
            File No. 001-36587**

Dear Mr. Walsh:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the amended filing, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Contractual Obligations, page 62</u>

1. Please amend your filing to include, in the table, interest on the long term debt obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose

the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Sasha Parikh at (202) 551-3627 or Kiera Nakada at (202) 551- 3659 if you have any questions regarding the comment.   In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant